September 4, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Julie Sherman (Mail Stop 6010)

Dear Ms. Sherman:

Re:	Meridian Co., Ltd.
Form 20-F for the year ended December 31, 2007
File No. 000-32341

Followings are the answers in response to your comments letter dated August 6, 2008

Comment #1

SEC
Please tell us the reasons for the significant changes in your bad debt expenses and recoveries, loss on disposal of equipment, and service fees paid and canceled on issuance of stock, all as noted from your statement of cash flows on page 37. In future filings, please include a discussion of your results of operations that includes the causes of material changes from year to year in financial statement line items, to the extent necessary for an understanding of the company's business as a whole. See Item 5 of Form 20-F.

Explanation by the Company

			(in thousands of Korean Won)
	Note	2007	2006	2005

Bad debt expenses, net (recovery income)	A	(39,712)	(201,352)	541,642
Loss on disposal of property, plant and equipment	B	3,656	-	502,195
Service fee paid with issuance of stock	C	-	-	483,936
Cancellation of service fee paid with issuance of stock	D	-	-	(170,656)

Note A:
Allowance for bad debts in 2005 was reserved in a conservative point of view due to arising concerns on deteriorating revenue and unfavorable market environment comparing to 2004. In 2006, however, the Company recovered some of its accounts receivable that were set as allowance for bad debts in previous year and thus resulted in recovery income. In 2007, the fluctuation has been stabilized as compared to previous years.

Note B:
Loss on disposal of property, plant and equipment was occurred in 2005 when the creditors of the Company exercised their security rights on the company-owned property in order to recoup their unpaid loan. Due to this forced sales (“foreclosure”), the Company incurred loss of 502,195 thousand Won.

Note C:
In 2005, the Company received the services on oversea marketing, PR and clinical researches from several consultants and issued the Company’s common shares through S-8 in lieu of their service fees. The detail information will be found S-8 that we filed in June 21, 2005. Also, see Note 14 of financial statements in Form 20-F filed on June 30, 2008.

Note D:
On May 2, 2005, the board of directors of the Company authorized the return to treasury of 1,000,000 shares of common stock issued to one of the consultants. The shares had been issued to Mr. Edward Fitzpatrick pursuant to a consulting agreement entered into between Fitzpatrick and the Company, on February 5, 2004 (the “Agreement”). The Agreement was terminated by the Company due to lack of performance by Fitzpatrick of his obligations under the Agreement. See Note 14 of financial statements in Form 20-F filed on June 30, 2008.

Comment #2

SEC
Further, your disclosure in future filings should provide a narrative discussion of the extent to which any material changes in your revenues are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. See Item 5.A of Form 20-F filed on June 30, 2008.

Explanation by the Company
We will consider disclosing further details in the future filings.

Comment #3

SEC
We see that you included only a discussion of your sources and uses of cash as part of your liquidity disclosure. Please tell us how you considered the guidance in SEC Release 33·8350 in determining the appropriate disclosure for your discussion of liquidity and capital resources. For example, discuss your consideration of disclosures related to historical information regarding sources of cash and capital expenditures, an evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, discussion and analysis of known trends and uncertainties, indications of which balance sheet, income or cash flow items should be considered in assessing liquidity; and a discussion of prospective information regarding your sources of and needs for capital.

Explanation by the Company
Please refer to the following paragraphs where we added more detailed descriptions in accordance with the guidance in SEC Release 33-8350.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,

	2007(1)	2007	2006	2005
		(Korean Won (~~W~~ ) in
		thousands, and US$)
Net cash provided by (used in) operating activities	US$ (2,082,805)	~~W~~ (1,949,090)	~~W~~ (165,145)	~~W~~ (1,108,499)
Net cash provided by (used in) investing activities	(102,574)	(95,988)	125,565	923,606
Net cash provided by (used in) financing activities	2,293,818	2,146,556	19,000	165,729
Net increase(decrease) in cash	108,439	101,478	(20,580)	(19,164)
Cash and cash equivalents at beginning of period	2,552	2,387	22,967	42,131
Cash and cash equivalents at end of period	110,991	103,865	2,387	22,967

Note(1): For the convenience of the reader, the Won amounts are expressed in US$ at the rate of Won 935.8 to US$1.00, the exchange rate announced by the Federal Reserve Bank of New York on December 31, 2007.

Since our inception, we have funded our operation through cash generated from our operation, the sale of equity securities and debt financing. Cash and cash equivalents at December 31, 2007, 2006 and 2005 were approximately Won 103,865 thousand ($110,991), Won 2,387 thousand and Won 22,967 thousand, respectively. During 2007, the Company raised total of approximately Won 2,620,800 thousand ($2,800,599) from non-U.S. investors for 3,610,172 common shares. We believe that our existing capital, including available cash and cash equivalents, net cash provided by operating activities from the main products (LipoLaser and DPA) and proceeds from issuance of capital stock may not be sufficient to meet our future working capital needs, which includes debt restructuring plan (or composition). We anticipate raising additional capital through private equity fund and convertible bond from institutional financial investors primarily in domestic market, although no assurance can be given that we will be able to obtain such financing.

As of December 31, 2007, our principal source of liquidity was cash and cash equivalents of Won 103,865 thousand. As of December 31, 2007, we had a negative working capital (current assets minus current liabilities) of Won 2,584,394 thousand. This is mainly due to the increase of current liabilities when the matured debt payment under the restructuring plan has been transferred from long-term loan. See Note 2 of financial statements.

Net cash used in operating activities was Won 1,949,090 thousand ($2,082,805) in 2007, Won 165,145 thousand in 2006 and Won 1,108,499 thousand in 2005. We have not been able to generate positive cash flow from operating activities over the last three years as we have recorded net losses in each year.

The trade receivables and days sales outstanding are primarily impacted by payment terms, shipment schedules and collections. Trade receivables increased from 2006 to 2007 by approximately Won 691,723 thousand due primarily to increase in our total revenue.

Compared to 2006, total inventory increased approximately by Won 178,588 thousand in 2007 mainly due to increased purchases of raw materials in anticipation of sales increase in 2008.

Accounts payable from 2006 to 2007 largely decreased by Won 536,132 thousand mainly due to payment of the matured accounts payable under the restructuring plan.

Net cash used in investing activities was Won 95,988 thousand ($102,574) in 2007, mainly due to the increase of the tangible asset acquisitions. We generated positive cash flow from investing activities of Won 125,565 thousand in 2006, mainly from the decrease in short-term loans. Net cash provided by investing activities was Won 923,606 thousand in 2005, primarily due to proceeds from the sale of our plant and equipment in 2005.

Net cash provided by financing activities was Won 2,146,556 thousand ($2,293,818) in 2007, reflecting the increase in our capital stock. Net cash provided by financing activities was Won 19,000 thousand in 2006 and Won 165,729 thousand in 2005, mainly due to the issuance of short-term borrowings.

In April 2007, the Company raised Won 517,000 thousand from twenty non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase 133,358 common shares at 950 Won per share. In June 2007, the Company raised Won 324,800 thousand from one non-U.S. investor for 700,000 common shares at the price of 464 Won per share. In December 2007, the Company raised Won 1,779,000 thousand from forty nine non-U.S. investors for total 1,976,666 common shares at the price of 900 Won per share.

Our total debt amounted to Won 4,555,298 thousand as of December 31, 2007, with interest rate of 3.5% per annum. The table below sets forth our borrowings as December 31, 2007 and payment schedule of debts, respectively.:

						(Korean Won (~~W~~) in thousands)
	2007	2008	2009	2010	2011	2012	2013	Total
Principal	~~W~~ 650,757	~~W~~ 650,757	~~W~~ 650,757	~~W~~ 650,757	~~W~~ 650,757	~~W~~ 650,757	~~W~~ 650,756	~~W~~ 4,555,298
Interest	159,435	136,659	113,883	91,106	68,329	45,553	22,777	637,742
Total	~~W~~ 810,192	~~W~~ 787,416	~~W~~ 764,640	~~W~~ 741,863	~~W~~ 719,086	~~W~~ 696,310	~~W~~ 673,533	~~W~~ 5,193,040

The funds required for the payments of debts will be financed through fast growing oversea revenue and partly through private equity and convertible bonds from potential financial investors in domestic market. However, there is no assurance that we will be able to achieve such growth or obtain such financing. Our failure of required funding would adversely affect our ability to sustain growth and provide quality service and our results of operations.

As of December 31, 2007, we had no lines of credit, other credit facilities, or material commitments for capital expenditures.

Comment #4

SEC
Please tell us why you did not include the disclosure required by Item 15T(b)(4) with respect to the statement explaining why the annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.

Explanation by the Company
We were aware of the fact that the disclosure was required by Item 15T(b)(4). The paragraph was mistakenly omitted due to error in version control, while the 20-F drafts were being sent back and forth between the Company and us. The following paragraph should have been included in the section:

"This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Comment #5

SEC
Please request your auditors to tell us why they did not include a reference to the United States in the first sentence of the second paragraph of their report consistent with paragraph 3 of Auditing Standard 1.

Explanation by the Company

Per auditor:
We were aware of the fact that the reference to the United States should be included at the end of the first sentence in the second paragraph. However, it appears that there has been a mistake in version control, while the 20-F drafts were being sent back and forth between the Company and us. The correct sentence should read: "We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

Comment #6

SEC
We note you have a significant amount of other income/expense included on your income statement as Other, net. Please tell us about the components of this line item for 2007, 2006 and 2005. In this regard, please tell us where you classified the amounts related to your bad debt expenses and recoveries, loss on disposal of equipment, and service fees paid and canceled on issuance of stock, all as noted from your statement of cash flows on page 37.

Explanation by the Company
Other, net of other income (expense) from the statements of operations are broken down by the following items.

			(in thousands of Korean Won)
	Note	2007	2006	2005

Bad debt recovery income, net (expenses)	A	~~W~~ 39,712	~~W~~ 201,352	(181,639)
Loss on disposal of property, plant and equipment	B	(3,656)	-	(502,195)
Referral fees and commissions	C	138,480	-	-
Loss from cancelled contract	D	-	-	(102,700)
Cancellation of service fee paid with issuance of stock	E	-	-	170,656
Other	F	26,245	(29,430)	(5,789)
Total other income/expense		~~W~~ 200,781	~~W~~ 171,922	~~W~~ (621,667)

Note A: already explained in Note A of comment #1

Note B: already explained in Note B of comment #1

Note C:
The Company received the compensation of 134,480 thousand Won in 2007 from the Sale Finding Agreement with Medison Co., Ltd. Since this income was not generated from the routine business operation, this amount was included in other income.

Note D:
In 2005, the Company prepaid service fee to a contractor for new merchandise development, but the contractor suddenly stopped operating and loss was incurred to the Company. Since this loss was not incurred from the routine business operation, this was included in other expense.

Note E: already explained in Note D of comment #1

Note F: Other insignificant amount from Other, net.

Comment #7

SEC
Please tell us how you calculated net loss per share in U.S. dollars presented for 2007.

Explanation by the Company
We believe our calculation for net loss per share is correct and the flow of calculation is as follows:

2007 (in US$)
Net loss	$(649,352)
Weighted average number of common shares - Basic and diluted	32,553,528
Net loss / Weighted average number of common shares	(0.020)
Net loss per common share - Basic and diluted (in Korean Won)	(19)
Exchange rate as of 12/31/2007 (US$ to Korean Won)	935.8
Computed net loss per common share (in US$)	(0.020)

The financial statements in US$ are unaudited, and were provided for information purposes only.

Comment #8

SEC
In future filings, consistent with paragraph 39 of SFAS 131, if revenues from transactions with a single external customer amount to 10 percent or more of the company's revenues, disclose that fact and the total amount of revenues from each such customer

Explanation by the Company

We will consider disclosing further details in future filings.

Comment #9

SEC

We note that you provided a certification under Rule 13a-14(a) from Myeong Hyeon Seong, President, CEO and Director and In Beom Park, Director. Under that rule, you should provide separate certifications for each principal executive officer and principal financial officer of the company. Please tell us the name of your principal financial officer and whether or not you provided the required certifications.

Explanation by the Company
Mr. In Beom Park, a director, also work as chief financial officer. We will indicate such title in the certification in future filings.

Comment #10

SEC
We note that you added language in Exhibit 12.1 as follows: "6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses." In future filings, please include the certifications required by Rule 13a-14(a) exactly as set forth in the instructions as to exhibits in Form 20-F.

Explanation by the Company
We will update the wording in future filings.

In connection with your review of our above statements, we acknowledge as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hyeon Seong Myeong /s/

Hyeon Seong Myeong, President and CEO
Meridian Co., Ltd.